Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

October 10, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director

Re:                             Veracyte, Inc.

Registration Statement on Form S-1

Commission File No. 333-191282

Ladies and Gentlemen:

Veracyte, Inc. (the “Registrant”) hereby supplementally provides for review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) the following draft disclosure of the Registrant’s preliminary estimated range of revenue, operating expenses and loss from operations for the quarter ended September 30, 2013.  This draft disclosure is being provided in order to assist the Staff in finalizing its review of the above-referenced Registration Statement.

Recent Developments

Our estimated financial results for the three months ended September 30, 2013 presented below are preliminary and are subject to completion of our quarter-end closing procedures and financial review. These estimates have been prepared by and are the responsibility of our management. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to this information. These estimates are not a comprehensive statement of our financial results for this period and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted auditing principles. Our actual results may differ from these estimates as a result of the completion of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for this period are finalized, and such changes could be material.

Securities and Exchange Commission

October 10, 2013

While complete financial information as of and for such period are not available, based on the information and data currently available, our management preliminarily estimates that for the three months ended September 30, 2013, our revenue will be between $5.5 million and $5.7 million, compared to revenue for the three months ended September 30, 2012 of $3.2 million.  The increase in revenue for the three months ended September 30, 2013 is primarily due to an increase in cash received associated with an increase in FNAs received from 7,052 in the three months ended September 30, 2012 to 12,417 in the three months ended September 30, 2013.

Management preliminarily estimates that for the three months ended September 30, 2013, our operating expenses will be between $11.5 million and $12.1 million, compared to $8.2 million for the three months ended September 30, 2012.

In addition, management preliminarily estimates that for the three months ended September 30, 2013, our loss from operations will be between $6.0 million and $6.4 million, compared to $4.9 million for the three months ended September 30, 2012.

The increase in estimated loss from operations compared to the corresponding period in 2012 is primarily due to the estimated increase in revenue, offset in part by higher cost of revenue as a result of an increase in the number of tests received, increased general and administrative expenses, primarily due to higher personnel costs to support the growth in our business as well as expenses related to our public company readiness efforts, and increased selling and marketing expenses related to or efforts to increase adoption of and reimbursement for Afirma.

We had approximately $15.4 million in cash and cash equivalents at September 30, 2013.

These estimated ranges are preliminary and may change. In addition, these preliminary results of operations for the three months ended September 30, 2013 are not necessarily indicative of the results to be achieved for the remainder of 2013 or in any future period.

Securities and Exchange Commission

October 10, 2013

The Registrant’s roadshow is scheduled to begin on Friday, October 11, 2013.  Accordingly, we would appreciate it if the Staff would let us know if it has any questions at its earliest convenience.  You may contact the undersigned at (650) 233-4670 or Stanton D. Wong at (415) 983-1790.

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Veracyte, Inc.
Bonnie H. Anderson
Shelly D. Guyer

Simpson Thacher & Bartlett LLP
William H. Hinman
Jean Y. Park

Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong
Christina F. Pearson